

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

September 23, 2016

Justin Bailey, Chief Executive Officer
Fig Publishing, Inc.
715 Bryant St. Suite 202
San Francisco, CA 94107

> **Re:** **Fig Publishing, Inc.**
> **Amendment No. 4 to Offering Statement on Form 1-A**
> **Filed September 14, 2016**
> **File No. 024-10507**

Dear Mr. Bailey:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 1, 2016 letter.

The Offering, page 5

1.   We note your revised disclosures in response to prior comment 2, where you describe instances in which your auditors may examine aspects of Fig's allocation and dividend calculation and methodologies. Please further expand your disclosure in this section to state clearly that the allocation of assets and revenue to each class of shares will not be audited on a periodic basis. Similarly, revise the Summary to note that the sales receipts tables that you will include in future periodic reports will not be prepared in accordance with generally accepted accounting principles.

Allocation of Sales Receipts and Determination of Dividends, page 6

2.   We note your revisions to the formula used to calculate dividends payable to holders of Game Shares. Although you reference that such amounts are payable in the aggregate to "Fig Game Shares – PSY2 holders," please revise your table to clearly state that the

dividend scenario presented is on a per-game basis, rather than a per-share basis, and that the amounts presented would result in the dividend amount being divided by up to 6,000 shares if all shares in the offering are sold.

3.   We note your revisions in response to prior comment 6; however, since this is not a firm commitment offering it is inappropriate to include any proceeds of the offering on a pro forma basis in your capitalization table. Please revise.

You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488, if you have questions regarding comments on the financial statements and related matters. Please contact Ivan Griswold, Staff Attorney, at (202) 551-3853 or, in his absence, Barbara C. Jacobs, Assistant Director, at (202) 551-3487 with any other questions.

Sincerely,

/s/ Barbara C. Jacobs

Barbara C. Jacobs
Assistant Director
Office of Information Technologies
and Services

cc: Richard Baumann, Esq.
        Ellenoff Grossman & Schole LLP